

Innocent Clement,MD,MPH,MBA · 3rd

 **EVOLVD Health Inc**

Founder & CEO EVOLVD Health Digital Health company

New York, New York · 500+ connections · **Contact info**

Experience



Founder & CEO
EVOLVD Health Inc
Oct 2019 – Present · 10 mos
Greater New York City Area

EVOLVD Health Inc. is a tech-enabled membership-based digital health care platform, dedicated to caring for lifestyle, mental and sexual health by creating personalized-multidisciplinary programs and treatments



CEO & Co-Founder
Kaia Health
Oct 2015 – Sep 2019 · 4 yrs
Greater New York City Area

Kaia is a digital therapy company that uses AI to treat chronic back pain non-invasively we improve care and reduce costs by providing digital therapy access to the most effective back pain therapy. Patients journey are distorted by lack of transparency and inadequate treatments The effective yet costly multi modal therapy is available to only few patients. Kaia er ...see mor

Education





Cornell University
2018



Harvard University
2013



Columbia University in the City of New York

Skills & Endorsements

Healthcare · 31

 Endorsed by **Jordan Smith, who is highly skilled at this**

 Endorsed by **3 of Innocent's colleagues a** Health

Hospitals · 24

 Endorsed by **2 of Innocent's colleagues at Kaia Health**

Public Health · 20

 Endorsed by **Leandro (Leo) Grimaldi, MD, MPH and 3 others who are highly skilled at this**

 Endorsed by **2 of Innocent's colleagues a** Health

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